EXHIBIT 99.1

SKF supplies Hub Unit for Cadillac STS-V

GOTEBORG, Sweden, Oct. 12, 2005 (PRIMEZONE) -- SKF supplies Hub Unit for Cadillac STS-V

SKF has gained the contract for the wheel hub bearing units on all the four wheels for the new 2006 Cadillac STS-V.

SKF is supplying its X-Tracker unit which is a new bearing design improving the performance, cornering and stability characteristics that luxury vehicles demand today.

The X-Tracker is an asymmetrical hub bearing unit consisting of a double row angular contact ball bearing arrangement in which the outboard row has a large diameter and contains more balls than the inboard row. This unique design increases the bearing's load carrying capacity and operational life.

SKF's X-Tracker also improves the precision with which the vehicle stability control system is executed due to the quick response of brakes after a cornering maneuver.

The X-Tracker units will be manufactured at SKF's facility in Airasca, Italy.

Goteborg, October 12, 2005

Aktiebolaget SKF (publ.)

For further information, please contact: PRESS: Lars G Malmer, SKF Group Communication, tel. +46 (0)31 337 1541, e-mail: Lars.G.Malmer@skf.com

Aktiebolaget SKF SE-415 50 Goteborg, Sweden Tel. +46 31 337 10 00 Fax. +46 31 337 17 22 www.skf.com

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